Exhibit 99.2

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
Toronto Stock Exchange

Re:	Dominion Diamond Corporation (the “Company”)
Report of Voting Results under NI51-102
Annual and Special Meeting of Shareholders held on June 13, 2017

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Tuesday, June 13, 2017. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Management Proxy Circular dated May 8, 2017. The matters voted upon at the Meeting and the results of the voting were as follows:

1.        Election of Directors

The vote on election of directors was held by way of ballot at the Meeting. CST Trust Company (“CST”) provided the Company with the Voting Results and Report on Ballot on this matter after the Meeting. The Voting Results and Report on Ballot showed that 69.15% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
James K. Gowans	51,685,476	92.63%	4,110,371	7.37%
Thomas A. Andruskevich	54,974,936	98.53%	820,911	1.47%
Graham G. Clow	53,608,872	96.08%	2,186,975	3.92%
Trudy Curran	55,218,859	98.97%	576,988	1.03%
Tim Dabson	55,187,507	98.91%	608,340	1.09%
David S. Smith	54,817,105	98.25%	978,742	1.75%
Chuck Strahl	53,753,557	96.34%	2,042,290	3.66%
Josef Vejvoda	54,902,019	98.40%	893,828	1.60%

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As a result of the foregoing each of the above-noted eight nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.        Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

3.        Amendments to By-law No. 1

By a resolution passed by a vote of the Shareholders held by way of ballot, the resolution to ratify and confirm amendments to By-law No. 1 of the Company was approved. CST provided the Company with the Voting Results and Report on Ballot on this matter, which showed that 69.15% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
53,935,760	96.67%	1,860,088	3.33%

4.        Advance Notice By-law

By a resolution passed by a vote of the Shareholders held by way of ballot, the resolution to ratify and confirm the Advance Notice By-law of the Company was approved. CST provided the Company with the Voting Results and Report on Ballot on this matter, which showed that 69.15% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
51,338,294	92.01%	4,457,554	7.99%

5.        Shareholder Advisory Vote On Approach To Executive Compensation

By a resolution passed by a vote of the Shareholders held by way of ballot, the non-binding shareholder advisory vote on approach to executive compensation was approved. CST provided the Company with the Voting Results and Report on Ballot on this matter, which showed that 69.15% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
52,988,407	94.97%	2,807,141	5.03%

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DATED this 13th day of June, 2017.

DOMINION DIAMOND CORPORATION

Jill Rowe, Corporate Secretary

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